UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

CON-WAY INC.

(Name of Subject Company)

CANADA MERGER CORP.

(Offeror)

XPO LOGISTICS, INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.625 PAR VALUE

(Title of Class of Securities)

205944101

(Cusip Number of Class of Securities)

Gordon E. Devens

Senior Vice President, General Counsel and Secretary

XPO Logistics, Inc.

Five Greenwich Office Park

Greenwich, CT 06831

(855) 976-4636

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Adam O. Emmerich, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,765,579,896.80	$321,360.38

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 56,866,820 shares of common stock, par value $0.625 per share (the “Shares”), of Con-way Corporation (“Con-way”) outstanding multiplied by the offer price of $47.60 per share, (ii) 1,233,598 Shares subject to outstanding restricted stock unit award and performance share plan units, which reflects the maximum number of restricted stock unit awards and performance share plan units that may be outstanding at the time the offer is completed, multiplied by the offer price of $47.60 per share. The calculation of the filing fee is based on information provided by Con-way as of September 3, 2015.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the Transaction Valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $321,360.38	Filing Party: XPO Logistics, Inc. and Canada Merger Corp.
Form or Registration No.: Schedule TO (File No. 005-14440)	Date Filed: September 15, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on September 15, 2015 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Canada Merger Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of XPO Logistics, Inc., a Delaware corporation (“XPO” or “Parent”), for all of the outstanding shares of common stock, par value $0.625 per share (“Shares”), of Con-way Inc., a Delaware corporation (“Con-way”), at a price of $47.60 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated September 15, 2015 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment is being filed to amend and supplement Items 6 and 11 as reflected below.

Item 6.	Purposes of the Transaction and Plans or Proposals.

Item 6 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 12 — “Purpose of the Offer; Plans for Con-way” of the Offer to Purchase is hereby amended and supplemented by amending and restating the first paragraph under the heading “Plans for Con-way” as follows:

“If we accept Shares for payment pursuant to the Offer, we will obtain control over the management and board of directors of Con-way shortly thereafter. Parent and Purchaser are conducting a detailed review of Con-way and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer. Parent and Purchaser will continue to evaluate the business and operations of Con-way during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing with a view to optimizing development of Con-way’s potential in conjunction with Con-way’s and Parent’s existing businesses. Such actions could include, among other things, changes in Con-way’s business, corporate structure, marketing strategies, capitalization or management, rationalization of cost levels, or the divestiture of certain assets or businesses.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented to add the paragraph set forth below as the last paragraph under “Compliance with the HSR Act”.

“On October 6, 2015, XPO received clearance from the Dutch Authority for Consumers and Markets under the Dutch Competition Act of 22 May 1997, as amended, relating to XPO’s purchase of Shares in the Offer. Accordingly, the portion of the Antitrust Condition relating to compliance with the competition laws of the Netherlands has been satisfied. The Offer continues to be subject to the other conditions set forth in Section 15—“Conditions of the Offer” of the Offer to Purchase.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2015

CANADA MERGER CORP.

By:	/s/ Gordon E. Devens
Name:	Gordon E. Devens
Title:	Vice President, Secretary and Treasurer

XPO LOGISTICS, INC.

By:	/s/ Gordon E. Devens
Name:	Gordon E. Devens
Title:	Senior Vice President; General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 15, 2015.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release issued by XPO Logistics, Inc. and Con-way Inc. on September 9, 2015 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by XPO Logistics, Inc. with the Securities and Exchange Commission on September 9, 2015).*

(a)(1)(G)	Investor Presentation dated September 9, 2015 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by XPO Logistics, Inc.. with the Securities and Exchange Commission on September 9, 2015).*

(a)(1)(H)	Investor Presentation Script dated September 9, 2015 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by XPO Logistics, Inc. with the Securities and Exchange Commission on September 9, 2015).*

(a)(1)(I)	Transcript of September 10, 2015, (incorporated by reference to Schedule TO-C filed by XPO Logistics, Inc. with the Securities and Exchange Commission on September 11, 2015).*

(a)(1)(J)	Summary Advertisement as published in the Wall Street Journal on September 15, 2015.*

(a)(1)(K)	Form of Notice to Participant and Beneficiaries in the Con-way Plans.*

(a)(1)(L)	Trustee Instruction Form for Conway Plans.*

(a)(1)(M)	Form of Notice Follow-up Notice to Participant and Beneficiaries in the Con-way Plans.*

(b)(1)	Amended and Restated Debt Commitment Letter, dated as of September 25, 2015, among Morgan Stanley Senior Funding, Inc. and the other Commitment Parties named therein and XPO Logistics, Inc.*

Exhibit No.	Description

(d)(1)	Agreement and Plan of Merger, dated as of September 9, 2015, by and among XPO Logistics, Inc., Canada Merger Corp. and Con-way Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by XPO Logistics, Inc. with the Securities and Exchange Commission on September 10, 2015).*

(d)(2)	Confidentiality Agreement and Plan of Merger, dated as of July 28, 2015, by and between XPO Logistics, Inc. and Con-way Inc.*

(g)	None.

(h)	None.

*	Previously filed.